UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated January 3, 2013

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       .

This Report on Form 6-K contains the following:-

1.	A news release dated 10 December 2012 entitled ‘MOBILE TECHNOLOGY TO SAVE LIVES THROUGH VACCINATION IN AFRICA’

2.	A news release dated 10 December 2012 entitled ‘SAVE THE CHILDREN RESEARCH FUNDED BY VODAFONE FOUNDATION IDENTIFIES CRITICAL IMPORTANCE OF MOBILE TECHNOLOGY IN DISASTER ZONES’

3.	A news release dated 14 December 2012 entitled ‘VODAFONE FOUNDATION’S INSTANT NETWORK DEPLOYED IN HARD-HIT DAVAO ORIENTAL WITH PARTNERS TÉLÉCOMS SANS FRONTIÈRES AND SMART COMMUNICATIONS’ ‘

4.	A news release dated 14 December 2012 entitled ‘VODAFONE NETHERLANDS SECURES SPECTRUM’

5.	A news release dated 18 December 2012 entitled ‘SMART ACCESSIBILITY AWARDS: DEVELOPER WHO DESIGNED APP TO HELP FIVE-YEAR-OLD AUTISTIC SON COMMUNICATE WINS €50,000 AWARD’

6.	Stock Exchange Announcement dated 3 December 2012 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

7.	Stock Exchange Announcement dated 11 December 2012 entitled ‘Transaction in Own Securities’

8.	Stock Exchange Announcement dated 12 December 2012 entitled ‘Transaction in Own Securities’

9.	Stock Exchange Announcement dated 13 December 2012 entitled ‘Transaction in Own Securities’

10.	Stock Exchange Announcement dated 13 December 2012 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

11.	Stock Exchange Announcement dated 14 December 2012 entitled ‘Transaction in Own Securities’

12.	Stock Exchange Announcement dated 17 December 2012 entitled ‘Transaction in Own Securities’

13.	Stock Exchange Announcement dated 18 December 2012 entitled ‘Transaction in Own Securities’

14.	Stock Exchange Announcement dated 19 December 2012 entitled ‘Transaction in Own Securities’

15.	Stock Exchange Announcement dated 20 December 2012 entitled ‘Transaction in Own Securities’

16.	Stock Exchange Announcement dated 21 December 2012 entitled ‘Transaction in Own Securities’

17.	Stock Exchange Announcement dated 21 December 2012 entitled ‘RNS Publication Form’

18.	Stock Exchange Announcement dated 21 December 2012 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility (“PDMR”) or Connected Persons’

19.	Stock Exchange Announcement dated 24 December 2012 entitled ‘Transaction in Own Securities’

20.	Stock Exchange Announcement dated 27 December 2012 entitled ‘Transaction in Own Securities’

21.	Stock Exchange Announcement dated 27 December 2012 entitled ‘Director Declaration’

22.	Stock Exchange Announcement dated 31 December 2012 entitled ‘Vodafone Group Plc Transaction in Own Securities - Voting Rights and Capital’

23.	Stock Exchange Announcement dated 2 January 2013 entitled ‘Vodafone Group Plc Transaction in Own Securities - Voting Rights and Capital’

10 December 2012

MOBILE TECHNOLOGY TO SAVE LIVES THROUGH VACCINATION IN AFRICA

Vodafone today announced two partnerships that will use mobile technology to increase childhood vaccination levels in sub-Saharan Africa. This will support the global goal to vaccinate an additional quarter of a billion children and avert four million deaths from vaccine-preventable diseases by 2015.

The World Health Organisation has identified vaccinations as the single most cost-effective public health intervention after the provision of clean water supplies. However, more than one million children die every year from vaccine-preventable diseases and 22 million children worldwide remain unimmunised.

With access to mobile phones rapidly rising in the developing world, a significant opportunity exists for mobile technology to help healthcare providers save hundreds of thousands of children’s lives by increasing the take-up of vaccinations. Effective methods include alerting mothers to the availability of vaccinations by text message, enabling health workers to access health records and schedule appointments through their phones and helping health facilities in remote locations monitor stocks to ensure that vaccinations are available when mothers and children arrive.

Vodafone has therefore formed:

1.    A strategic partnership with the GAVI Alliance (“GAVI”) which, supported by the UK Government, helps 73 of the world’s poorest countries to obtain new and underused vaccines and strengthen their health system infrastructure; and

2.    A development partnership with global healthcare provider GSK, supported by Save the Children and commencing with a one year pilot with the Mozambique Ministry of Health.

The three-year partnership between Vodafone and GAVI will explore how health ministries in GAVI-supported countries in sub-Saharan Africa can use mobile technology solutions to improve their immunisation programmes. The Vodafone-GAVI partnership is the first private sector in-kind contribution through the GAVI Matching Fund, under which the Bill & Melinda Gates Foundation and the UK Government have agreed to match private sector contributions to GAVI. The UK Department for International Development (“DFID”) will match Vodafone’s contribution of technology and services with a $1.5 million cash contribution to GAVI. The fund has raised $52.4 million to date and aims to raise $260 million for immunisation by the end of 2015.

The Vodafone and GSK partnership will establish the effectiveness of mobile technology in increasing vaccination coverage by 5 -10% and will commence with a pilot in Mozambique. Save the Children will look to include its health sites in the pilot and will collaborate with Vodafone, GSK and the Mozambique Ministry of Health (“MMOH”) on training health workers and supporting the development and testing of the mobile solution. Vodafone’s role will include developing the technology, providing handsets to health workers and integrating the solution into the MMOH’s health IT infrastructure. GSK’s role will include providing industry expertise and evaluation advice. If successful, the pilot will form a basis on which to commercially scale the technology to 1,500 clinics across Mozambique and for Vodafone and GSK to extend their partnership to other developing countries.

Both partnerships will draw on Vodafone’s experience of developing commercial mobile health solutions in other countries. 5,000 clinics across Tanzania use Vodafone’s mobile stock management service to track malaria treatments and more than 1,800 remote community healthcare workers in South Africa are using a mobile solution to access and update patient records.

Vittorio Colao, CEO of Vodafone, said: “Vodafone is committed to investing in mobile technologies that can transform healthcare in both developed and emerging markets. These partnerships have the potential to save millions of children’s lives in some of the world’s poorest countries and we are delighted to support this critically important endeavour.”

Seth Berkley, CEO of the GAVI Alliance, said: “GAVI works in some of the most difficult to reach areas of the world. We’re committed to identifying viable innovations that can sustainably address the challenges we face in providing life-saving vaccines to all children, no matter where they live. Cutting-edge mobile technology has the potential to help us overcome some of our most difficult challenges in gauging stock levels, ensuring vaccines are stored safely and letting parents know when their children are due for a vaccine.”

Justine Greening, UK Secretary of State for International Development said: “One thousand new mobile broadband connections are made every minute in the developing world, which means we have a tremendous opportunity to transform lives in an easily accessible way. Britain is a proud partner in this innovative project from Vodafone and GAVI. Opening up healthcare to people through their mobile phones will increase the take-up of basic treatments that make a huge difference to people’s lives and livelihoods.”

Sir Andrew Witty, CEO of GSK, said: “Innovative technologies – whether mobile devices, medicines or vaccines – are helping to transform global health. This new partnership combines GSK’s expertise, knowledge and resources with those of Vodafone to help deliver life-saving vaccines to tens of thousands more children in Mozambique. Our hope is that we will create a sustainable and scalable model which could ultimately be replicated to help improve people’s health and well-being across developing countries.”

Justin Forsyth, CEO of Save the Children, said: “This innovative pilot programme combining the power of Vodafone, GSK and Save the Children in Mozambique could help ensure the hardest to reach children get vital vaccinations, saving many lives.  Immunising children has been a huge success in helping reduce child deaths in recent years but we know the children in remote areas are missing out, with 22 million around the world being left behind.  Mobile technology, in the hands of front line health workers, could help close the gap.”

- ends -

For further information:

Vodafone +44 (0) 1635 664444	GAVI +41 (0)79 7452031	DFID +44 (0)20 7023 0600	GSK +44 (0)20 8047 5502	STC +44 (0)20 7012 6841

Notes to editor:

The UK Secretary of State for International Development and each of the CEOs quoted in this release are speakers at the Mobile for Good Summit hosted by the Vodafone Foundation and the London Business School in London on 10 December 2012. For further information please visit: www.mobileforgoodsummit.com

For further information on WHO global immunisation data:

http://www.unicef.org/videoaudio/PDFs/Global_Immunization_Data_(2011_Data).pdf

For further details of the GAVI Matching Fund:

www.gavialliance.org/funding/give-to-gavi/gavi-matching-fund/

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 407 million customers in its controlled and jointly controlled markets as of 30 September 2012. Vodafone currently has equity interests in over 30 countries across five continents and more than 50 partner networks worldwide. For more information, please visit www.vodafone.com

About GAVI

The GAVI Alliance is a public-private partnership committed to saving children’s lives and protecting people’s health by increasing access to immunisation in developing countries. Since 2000, GAVI has financed the immunisation of an additional 370 million children and prevented more than 5.5 million premature deaths. Learn more at www.gavialliance.org

About DFID

The Department for International Development leads the British Government’s fight against world poverty. DFID supports the work of the GAVI Alliance and has committed up to £50 million to matching donations from UK corporate companies to the GAVI Matching Fund. Find out more at www.dfid.gov.uk

About GSK

GlaxoSmithKline is one of the world’s leading research-based pharmaceutical and healthcare companies and is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com

About Save the Children

Save the Children works in more than 120 countries. We save children’s lives.  We fight for their rights. We help them fulfil their potential. For more information please visit: www.savethechildren.org

10 December 2012

SAVE THE CHILDREN RESEARCH FUNDED BY VODAFONE FOUNDATION IDENTIFIES CRITICAL IMPORTANCE OF MOBILE TECHNOLOGY IN DISASTER ZONES

Save the Children has identified the need for mobile technology in emergency response as an important tool in achieving its goal of reaching 10m children a year by 2015 and has commissioned research – funded by the Vodafone Foundation - to understand the options for future collaboration with mobile operators.

Justin Forsyth, Chief Executive, Save the Children, will say today (10 December) at the Vodafone Foundation and London Business School’s Mobile for Good Summit that the organisation will pilot new solutions using mobile in emergency situations and will require the support of mobile operators to harness the power of this technology.

The research by development specialist Jigsaw Consult has found that the use of mobile in emergency response is hampered by a lack of collaboration between humanitarian agencies, mobile network operators and governments. The research discusses the modelling of new collaboration between NGOs and mobile operators.

Jigsaw Consult says there is “a widespread lack of awareness regarding how mobile phones can be used in emergency response,” mainly because of a lack of training for humanitarian staff, a lack of preparedness and the limited opportunity to innovate in the high-pressure environment of an unfolding emergency.

It mentions the development of new technology to provide rapid help when there is infrastructure damage, such as Vodafone’s Instant Network, a portable GSM network designed for use in emergency situations where regular mobile phone networks have been damaged. The Instant Network packs in to three suitcases, weighs less than 100kg and can be taken on commercial flights. Once on location a network can be established in 40 minutes.

However, the consultancy says the ‘humanitarian sector is lagging considerably behind the mobile innovation curve’, adding that the use of mobile in emergency response is hampered by lack of collaboration and knowledge sharing between humanitarian agencies, mobile operators and governments.

In order for the humanitarian sector to realise the transformative potential of mobile phones more fully, Jigsaw Consult recommends that:

1.

NGOs: Introduce and prioritise mobile-based services throughout emergency preparedness, contingency planning and response, such as rapid needs assessments, large scale two-way communication and ‘feedback and complaints’ systems.

2.

Mobile operators: Prioritise increasing network coverage for the most remote areas in emergencies and develop a training programme, including simulation exercises that can help humanitarian agencies learn about the range of different uses of mobile technology and how these can be applied in emergencies.

3.

Governments: Recognise the need to incorporate emergency support for communications as an essential component of response efforts: the restoration of mobile networks should be regarded as a life-saving humanitarian priority. Work to improve national regulatory environments to facilitate effective emergency mobile-based interventions and allow data sharing for humanitarian purposes.

The consultancy also recommends that Save the Children collaborates with mobile operators to develop an effective training programme and that field testing is carried out in a selected country. The full report can be found at www.mobileforgoodsummit.com

Justin Forsyth, Chief Executive, Save the Children, said: “The world is at a tipping point in our battle to end child deaths from preventable illnesses and lift millions more children out of poverty. Never before have we witnessed such rapid progress with deaths coming down from 12 million to 6.9 million last year.  To accelerate this progress we need to harness fresh, innovative approaches, using mobile technology to reach more children and save more lives.”

Andrew Dunnett, Director, Vodafone Foundation, said: “Mobile technology has the potential to improve lifestyles and save lives. It is already being used effectively to improve health, education, agriculture, financial services and in emergency situations -where we have been supporting emergency telecoms initiatives for more than 10 years - but much more is possible. Successful long-term collaboration between NGOs, governments and the corporate sector will develop mobile’s full potential.”

Note to Editors

TABLE: How the challenges of using mobiles in emergencies can be overcome (Jigsaw Consult’s research)
Common technical challenges with use of mobiles in emergency	Ways to overcome these challenges
Network capacity is limited and unreliable
Mobile network capacity may be inadequate for coping with demand following disasters, leading to long delays and uncertainty regarding whether SMS sent are being received (Yap, 2011).	Mobile operators can build capacity to deploy or re-establish network faster in areas affected by disasters

TABLE: How the challenges of using mobiles in emergencies can be overcome (Jigsaw Consult’s research)
Common technical challenges with use of mobiles in emergency	Ways to overcome these challenges

After the earthquake in Haiti systems were overloaded and it is estimated that SMS were received only 60-70% of the time. On several occasions SMS blasts from humanitarian agencies crashed mobile networks for several hours (Nelson & Sigal, 2010).

Mobile operators, government and NGOs can work to maintain databases of users needing priority access in emergencies so that those saving lives can avoid congestion.

Mobile operators, government and INGOs can encourage non-emergency responders to use SMS as opposed to voice if necessary to reduce risk of congestion, and to consolidate communications campaigns so that the same messages are not repeated from different sources.

The most marginalised cannot access mobile phones even outside of emergencies
Some disaster affected communities have low levels of phone ownership and low exposure to technology. Those who do have access to mobile phones are unlikely to be the most marginalised.

When assessing the appropriateness of using mobile phones in disaster response it is important to consider which technologies affected communities are already using, how they are using them, and what are their preferred channels of communication (Infoasaid & FrontlineSMS, 2011).

Mobile phone calling booths can be established to offer free calls, SMS, phone charging and data so that affected civilians without phones, credit or power on the phone can communicate with family. (for example, earthquake in Turkey, Smart and Globe in the Philippines and Telkom in Indonesia)

There are too many institutional and operational barriers in place

Lack of clear operational frameworks for co-operation amongst mobile operators, NGOs and governments, and institutional barriers from unprepared or ineffective bureaucracies increase the time and effort required to set up new communication systems in emergency contexts. Getting mobile operators to collaborate and synchronise is challenging (Williams and Gilchrist 2012).

When combined with the difficulty of negotiating contracts, establishing guidelines and training staff, this is a major obstacle to the uptake of mobile phone use in emergency situations (Smith et al, 2011).

Although often theoretically possible, the procurement and distribution of mobile phone handsets and SIM cards is time consuming and costly both in terms of financial and human resources (Poisson, 2011).

Mobile operators, governments and NGOs can map vulnerable areas and pre-position telecom assets to reach faster in emergencies.

Support can be gained from the Emergency Telecommunications Cluster (ETC), GSMA and ITU.

Promote regional and national drills involving the general public, NGOs, mobile operators and the government, building on resources such as those used in Japan and New Zealand (Shake Out 2012).

Agree and standardise frameworks for cooperation amongst mobile operators, NGOs and governments so that agreements can be put into place before emergencies, and made readily available in a standard form without lengthy negotiation.

TABLE: How the challenges of using mobiles in emergencies can be overcome (Jigsaw Consult’s research)
Common technical challenges with use of mobiles in emergency	Ways to overcome these challenges
Emergencies often mean significant damage to mobile infrastructure

Infrastructural damage such as power cuts, mobile network outages and the time taken to repair damaged infrastructure all constitute major obstacles to using mobile phones in emergency situations (Infoasaid & Frontline SMS 2011).

New technologies are being developed to provide rapid help in overcoming the challenges of infrastructure damage and establishing systems. This includes stand-alone communication networks, such as Vodafone’s instant network solution, a portable GSM network designed for use in emergency situations where regular mobile phone networks have been damaged (Vodafone 2011).

Significant research into innovative use of mobiles in contexts of government censorship for ‘off-grid’ and ad-hoc communications can also be applied to overcome infrastructural damage in emergency situations (Glanz & Markoff 2011; Loftus, 2011).

Regulations for emergency provision of mobile networks can be temporarily relaxed, so that temporary infrastructure can be made operational by NGOs without lengthy procedures for permission for spectrum use.

The initial cost of investment in mobile technologies is too high

Humanitarian agencies may have insufficient financial resources to invest in new technologies, have limited capacity to trial and adopt new ways of working, lack knowledge about new technologies and consider them to be too high risk or beyond their humanitarian remit (Smith et al, 2011).

Mobile operators can encourage a vision and help provide evidence to NGOs of the long-term cost-savings of technology and extended relationships which distribute the up-front costs over a longer period.

Mobile operators can support NGOs and Government through programmes such as Vodafone’s ‘Mobile for Good’, seeking to bring the private and public sector together.

For further information:

Save The Children

Contact number:   0207 012 6841

Email: r.cole@savethechildren.org.uk

Vodafone Group

Media Relations - Telephone: +44 1635 664 444

About Save the Children

Save the Children works in more than 120 countries. We save children’s lives.  We fight for their rights. We help them fulfil their potential.

About Vodafone Foundation

At the heart of the Foundation is the belief that Vodafone’s mobile communications technologies can address some of the world’s most pressing humanitarian challenges and Vodafone’s responsibility is to utilise mobile technology in mobilising social change and improving people’s lives. The Vodafone Foundation invests in the communities in which Vodafone operates and is at the centre of a network of Vodafone’s global and local social investment programmes. Vodafone Foundation UK registered charity number 1089625.

About Vodafone Group

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 407 million customers in its controlled and jointly controlled markets as of 30 September 2012. Vodafone currently has equity interests in over 30 countries across five continents and more than 50 partner networks worldwide. For more information, please visit www.vodafone.com

14 December 2012

VODAFONE FOUNDATION’S INSTANT NETWORK DEPLOYED IN HARD-HIT DAVAO ORIENTAL WITH PARTNERS TÉLÉCOMS SANS FRONTIÈRES AND SMART COMMUNICATIONS

Thousands of people in the Philippines hit by Typhoon Pablo will be able to contact relatives and aid agencies will be able to carry out life-saving emergency work with the deployment of the Vodafone Foundation’s Instant Network today. Communications lines were cut when Typhoon Pablo hit the province on December 4, flattening buildings and damaging cell sites and telecoms transmission facilities.

The Vodafone Foundation’s Instant Network is a portable mobile phone network which packs in to three suitcases, weighs less than 100kg and can be taken on commercial flights. Once on location, a network can be established in 40 minutes. The ‘ultra-portable’ mobile network will be used in the municipality of Baganga, where relief agencies have set up an operations base and connected via satellite to wireless services provider Smart Communications’ network. Once operational, the portable communications network can provide coverage of three to five kilometres and the GSM base station can transmit and receive thousands of text messages and dozens of calls simultaneously.

The Instant Network has been previously deployed in response to a humanitarian situation, when it provided communications during severe droughts in Kaikor, Northern Kenya earlier this year. However, this is the first time it has been used in an emergency disaster situation.

Instant Network, developed by Vodafone in collaboration with Huawei, is being deployed in partnership with emergency communications specialist Télécoms Sans Frontières and Smart Communications. Smart has also provided 30 mobile phones for the use of relief agencies and local governments. Télécoms Sans Frontières has set up the satellite, which links the Vodafone Instant Network with the core network. Some of these phones will also be used to provide residents with free calls. This is the first time that the Vodafone Foundation has used the technology in a country where it does not operate. It is being deployed by a team from Vodafone New Zealand - engineers Cliff Robertson and Jason Rogers - and the Vodafone Foundation.

In February 2012, the Vodafone Foundation’s Instant Network was set-up in Kaikor in partnership with Safaricom and the Kenyan Red Cross to assist with relief efforts and the delivery of food. The Kaikor community of 15,000 previously existed without power, running water or reliable communications and was dependent upon aid agencies such as the Red Cross to provide medical and educational support and sanitation.  In the 47 days of the deployment, 264,104 calls were made over Instant Network, including almost 12,000 free minutes used by aid agencies and humanitarian calling centres for those people without access to a phone.

Andrew Dunnett, Director, Vodafone Foundation, said: “The Instant Network is part of our Mobile for Good programme, where the Foundation is combining funding with mobile technology as an enabler. Providing mobile communications in a disaster situation enables aid agencies to work faster and more effectively, helps reunite families and saves lives.”

Ramon Isberto, Head of Public Affairs, Smart Communications, said: “We are delighted to be collaborating with the Vodafone Foundation and Télécoms Sans Frontières to respond to the extraordinary challenges posed by Typhoon Pablo. This will complement our efforts to fully restore communications services in parts of the province where the typhoon’s damage has been severe.”

Sebastien Latouille, ICT manager and head of mission Philippines,Télécoms Sans Frontières, said: “Télécoms Sans Frontières (TSF) has been working in the affected area of Davao Oriental, where communications have not been available for the last seven days. The deployment of the Vodafone Instant Network will provide connectivity back in the area, greatly enhancing the relief work efficiency and enabling the displaced families to get in touch with their loved ones. TSF is proud to be a part of this innovative and fruitful partnership with the Vodafone Foundation and Smart Communications.”

For further information:

Vodafone Group

Media Relations

Telephone:  +44 1635 664 444

About Vodafone Foundation

At the heart of the Foundation is the belief that Vodafone’s mobile communications technologies can address some of the world’s most pressing humanitarian challenges and Vodafone’s responsibility is to utilise mobile technology in mobilising social change and improving people’s lives. The Vodafone Foundation invests in the communities in which Vodafone operates and is at the centre of a network of Vodafone’s global and local social investment programmes. Vodafone Foundation UK registered charity number 1089625.

About Smart Communications, Inc. (Smart)

Smart Communications, Inc. (Smart) is the Philippines’ leading wireless services provider with 52.1 million subscribers on its GSM network as of end-September 2012. Smart has built a reputation for innovation, having introduced world-first wireless offerings such as Smart Money, Smart Load, Smart Padala, the Netphone, and Smart LTE—the world’s first multi-band LTE service. Smart also offers 3G and HSPA+ services, while its satellite service, Smart Link, provides communications to the global maritime industry. Smart Broadband, Inc., a wholly-owned subsidiary, offers a wireless broadband service, Smart Broadband, with 1.69 million subscribers as of end-September 2012.

Smart is a wholly-owned subsidiary of the Philippines’ leading telecommunications carrier, the Philippine Long Distance Telephone Company. For more information, visit http://www.smart.com.ph

About Télécoms Sans Frontières

Founded in 1998, Télécoms Sans Frontières/Telecom Without Borders (TSF) is the world’s leading emergency telecommunications NGO. For more than 14 years, TSF has participated in emergency response, setting up emergency facilities in war or disaster zones for affected populations and relief workers. With its 24-hour monitoring centre and bases in Europe, Central America, Asia, and its office in the United States, TSF rapid-response teams: (1) intervene anywhere in the world in less than 24 hours to provide emergency broadband service; (2) work with partners to make long-term development missions more effective and efficient using broadband and empower advances in health, development, education, and food security; and (3) train governments, UN staff, and NGOs on how to use telecom and Internet tools in emergencies.

About Vodafone Group

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 407 million customers in its controlled and jointly controlled markets as of 30 September 2012. Vodafone currently has equity interests in over 30 countries across five continents and more than 50 partner networks worldwide. For more information, please visitwww.vodafone.com

14 December 2012

VODAFONE NETHERLANDS SECURES SPECTRUM

Vodafone Netherlands confirms - in line with the Dutch Radiocommunications Agency’s announcement (www.agentschaptelecom.nl) - that it acquired spectrum of 2x10MHz in the 800MHz band, 2x10MHz in the 900MHz band, and 2x20MHz in the 1800MHz band. The spectrum licences are all valid for 17 years. Additionally, Vodafone Netherlands acquired 2x5MHz in the 2.1GHz band for four years. The total amount payable is €1.4 billion.

The spectrum award will support Vodafone Netherlands’ plans to develop the next generation of wireless data services, known as Long Term Evolution (LTE) technology.

For further information:

Vodafone Group

Investor Relations	Media Relations

Tel: +44 (0) 7919 990 230	Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 407 million customers in its controlled and jointly controlled markets as of 30 September 2012. Vodafone currently has equity interests in over 30 countries across five continents and more than 50 partner networks worldwide. For more information, please visit www.vodafone.com

18 December 2012

SMART ACCESSIBILITY AWARDS: DEVELOPER WHO DESIGNED APP TO HELP FIVE-YEAR-OLD AUTISTIC SON COMMUNICATE WINS €50,000 AWARD

Spanish app developer Juan Carlos Gonzalez Montesino last night won the ‘Wellbeing’ category in the Vodafone Foundation’s Smart Accessibility Awards for an app he created to help his five-year-old autistic son Darío communicate. Ablah, an app Montesino co-developed with Manuel Linares, is based on the exchange of images, sounds and text via touch screen devices.

A €200,000 prize fund for the best Android apps to assist those with disabilities and the elderly has been shared between four winners. At the awards ceremony in Brussels last night, a keynote speech was delivered by Viviane Reding, Vice-President of the European Commission, responsible for Justice, Fundamental Rights and Citizenship.

The awards categories included social participation; independent living; wellbeing and mobility. The other winning apps were:

Jaccede (Mobility category) The app enables users to search for places that are accessible to those with a disability. Information, such as whether the entrance is step-free and accessibility of toilets, is displayed alongside photos, user comments and other relevant information. Users can contribute by adding accessible places anywhere in the world, or by editing existing listings.

Happen (Independent living category) This app allows users to search for information on a range of different topics, including daily news, weather and sports scores. The information is presented in a format adapted to each user’s needs, either visually, motor-based or by supporting spoken feedback. This application is aimed at the elderly and visually impaired.

Starting Blocks (Social Participation category) The app is aimed at people new to mobile technology, particularly the elderly. Starting Blocks teaches the skills necessary for using their Android device, including coping with the unfamiliarity of using a touchscreen device.

The Smart Accessibility Awards are supported and co-organised by AGE Platform Europe, the European network that promotes the interests of the 150 million people aged 50-plus in the EU, and by the European Disability Forum (EDF), the NGO that represents the interests of 80 million Europeans with disabilities.

The Smart Accessibility Awards is part of the Vodafone Foundation’s ‘Mobile for Good’ programme, which supports initiatives around the world which use mobile technology to drive positive social change. The awards are helping to extend the smartphone revolution to as many communities as possible.

Reding recently announced plans to propose a European Accessibility Act, which included measures to improve the accessibility of goods and services in Europe. The Act is expected to address a range of issues, including improving the inclusion and participation of people with disabilities throughout Europe.

Reding said: “Accessibility should not be seen as a burden. There is a strong economic case for it. Accessibility offers new business opportunities, as the candidates of the Smart Accessibility Awards have demonstrated. And better accessibility solutions in smartphones allow citizens to be informed, to communicate, to learn and to take advantage of the host of possibilities made possible by modern information and communication technologies. Therefore, a big thank-you to the Vodafone Foundation for promoting accessibility through the Smart Accessibility Awards.”

Andrew Dunnett, Director, Vodafone Foundation, said: “Mobile technology is an enabler - a tool to educate, inform, simplify and improve people’s lives. This year’s Smart Accessibility Awards winners have demonstrated this potential and have shown the significant opportunities mobile brings.”

Anne-Sophie Parent, Secretary General, AGE Platform Europe, said: “AGE is very pleased with the results of the competition.  In today’s context of demographic change, well designed apps can play a key role to support older people’s full participation in society and independent living.  The winning apps are clear examples of what can be done to facilitate equal access for all.  AGE would like to congratulate Vodafone Foundation for their initiative which, we hope, will inspire others to adopt an approach based on the concept of Design-for-All.”

Yannis Vardakastanis, EDF President, said: “Accessing information is a key element for the inclusion and active participation of persons with disabilities in society. The ICT world develops at high pace and persons with disabilities shall not be left behind: applications are increasingly viewed as the future way of connecting to the web and they must be made accessible in line with the UN Convention on the Rights of Persons with Disabilities.”

For more information about the Smart Accessibility Awards, please visit http://developer.vodafone.com/smartaccess2012/home/

About Vodafone Foundation

The Vodafone Foundation invests in the communities in which Vodafone operates and is at the centre of a network of global and local social investment programmes.

In countries in which Vodafone operates, social investment is delivered by a unique footprint of 28 Vodafone Foundations and social investment programmes. These programmes are directed and chosen by the Foundation Trustees and receive funding from the Vodafone Foundation in the UK as well as their local Vodafone company.

The Vodafone Foundation is a registered charity in England and Wales (registered number 1089625).

About AGE Platform Europe

AGE Platform Europe is a European network of more than 165 organisations of, and for, people aged 50+ and represents over 30 million older people in Europe. AGE aims to voice and promote the interests of the 150 million inhabitants aged 50+ in the European Union and to raise awareness of the issues that concern them most. AGE strongly believes that accessible technologies can promote independent living, social inclusion, and active participation of older people in society and equal opportunities for all. Its work in this area aims at ensuring that technological developments meet the needs and expectations of older people. www.age-platform.eu

About the European Disability Forum (EDF)

EDF is the European umbrella organisation representing the interests of 80 million persons with disabilities in Europe. The mission of EDF is to ensure disabled people full access to fundamental and human rights through their active involvement in policy development and implementation in Europe. EDF works closely with the European institutions, the Council of Europe and the United Nations. http://www.edf-feph.org/

For further information:

Vodafone Group

Media Relations
Telephone: +44 (0) 1635 664444

3 December 2012

RNS: 6170S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 3 December 2012 by Computershare Plan Managers that on 3 December 2012, Andrew Halford, a director of the Company, exercised an option over 9,669 ordinary shares of U.S.$0.11 3/7 each in the Company (“Ordinary Shares”). The option was granted on 23 July 2009 at an option price of 93.85p per Ordinary Share, pursuant to the Rules of the Vodafone Group 2008 Sharesave Scheme.  Mr. Halford retained all 9,669 Ordinary Shares.

As a result of the above, Mr. Halford’s interest in Ordinary Shares (excluding share options and unvested incentive shares) has increased to 2,173,842.

11 December 2012

RNS:  1927T

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	10 December 2012
Number of ordinary shares purchased:	7,500,000
Price per share:	161.4013p

Vodafone intends to hold the purchased shares in treasury.

Following the above transaction, Vodafone holds 4,643,856,485 of its ordinary shares in treasury and has 49,176,390,524 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

12 December 2012

RNS:  2978T

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	11 December 2012
Number of ordinary shares purchased:	7,000,000
Price per share:	161.482p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 14,500,000 shares at a cost (including dealing and associated costs) of £23,525,884.

Following the above transaction, Vodafone holds 4,650,856,485 of its ordinary shares in treasury and has 49,169,390,524 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

13 December 2012

RNS:  4097T

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7  each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	12 December 2012
Number of ordinary shares purchased:	6,000,000
Price per share:	161.3199p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 20,500,000 shares at a cost (including dealing and associated costs) of £33,253,475.

Following the above transaction, Vodafone holds 4,656,856,485 of its ordinary shares in treasury and has 49,163,390,524 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

13 December 2012

RNS: 5012T

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 13 December 2012 by Computershare Trustees Limited that on 12 December 2012 the following director and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 161.4p per share pursuant to the rules of the Vodafone Share Incentive Plan:

Andrew Halford*	154
Matthew Kirk	156
Ronald Schellekens	154

* Denotes Director of the Company

14 December 2012

RNS:  5111T

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	13 December 2012
Number of ordinary shares purchased:	6,500,000
Price per share:	162.3154p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 27,000,000 shares at a cost (including dealing and associated costs) of £43,856,729.

Following the above transaction, Vodafone holds 4,663,130,917 of its ordinary shares in treasury and has 49,157,117,792 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

17 December 2012

RNS:  6276T

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	14 December 2012
Number of ordinary shares purchased:	6,000,000
Price per share:	161.6876p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 33,000,000 shares at a cost (including dealing and associated costs) of £53,606,492.

Following the above transaction, Vodafone holds 4,669,130,917 of its ordinary shares in treasury and has 49,151,117,792 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

18 December 2012

RNS:  7379T

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	17 December 2012
Number of ordinary shares purchased:	9,000,000
Price per share:	157.2947p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 42,000,000 shares at a cost (including dealing and associated costs) of £67,833,799.

Following the above transaction, Vodafone holds 4,678,006,594 of its ordinary shares in treasury and has 49,142,242,115 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

19 December 2012

RNS:  8529T

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	18 December 2012
Number of ordinary shares purchased:	7,000,000
Price per share:	156.8364p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 49,000,000 shares at a cost (including dealing and associated costs) of £78,867,241.

Following the above transaction, Vodafone holds 4,684,969,127 of its ordinary shares in treasury and has 49,135,279,582 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

20 December 2012

RNS:  9675T

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	19 December 2012
Number of ordinary shares purchased:	7,000,000
Price per share:	155.9785p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 56,000,000 shares at a cost (including dealing and associated costs) of £89,840,329.

Following the above transaction, Vodafone holds 4,691,969,127 of its ordinary shares in treasury and has 49,128,279,582 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

21 December 2012

RNS:  0854U

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	20 December 2012
Number of ordinary shares purchased:	6,000,000
Price per share:	155.8952p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 62,000,000 shares at a cost (including dealing and associated costs) of £99,240,811.

Following the above transaction, Vodafone holds 4,697,969,127 of its ordinary shares in treasury and has 49,122,279,582 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

21 December 2012

RNS: 1588U

RNS PUBLICATION FORM

Publication of Prospectus

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary prospectus dated 21 December 2012 (the “Supplementary Prospectus”) prepared in connection with the €30,000,000,000 Euro Medium Term Note Programme of Vodafone Group Plc (the “Issuer”).

To view the Supplementary Prospectus and the documents that are incorporated into it by reference, please paste the following URL into the address bar of your browser.

[RNS will insert the URL of the PDF prospectus after submission]

For further information, please contact

Rosemary Martin
Group General Counsel and Company Secretary

Tel: +44 (0)1635 33251

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Supplementary Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Supplementary Prospectus you must ascertain from the Supplementary Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

21 December 2012

RNS: 1866U

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (“PDMR”) OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 21 December 2012 by UBS Trustees (Jersey) Limited that on 21 December 2012 Philipp Humm, a PDMR of the Company, acquired an interest in 231,505 ordinary shares of  US$0.11 3/7 each in the Company at the price of 155.07pence per share, on the London Stock Exchange.

PDMRs are subject to the Company’s share ownership guidelines, which provide that they will acquire and maintain minimum levels of shareholding. The level of ownership is two times salary for PDMRs who are members of the Executive Committee but not directors of the Company. These shares will be used for the purpose of co-investment, in accordance with the Vodafone Global Incentive Plan (incorporating co-investment), pursuant to an award granted on 14 November 2012.

24 December 2012

RNS:  2128U

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	December 21 2012
Number of ordinary shares purchased:	7,000,000
Price per share:	155.1555p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 69,000,000 shares at a cost (including dealing and associated costs) of £110,156,001.

Following the above transaction, Vodafone holds 4,704,969,127 of its ordinary shares in treasury and has 49,115,279,582 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

27 December 2012

RNS:  4115U

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	December 27 2012
Number of ordinary shares purchased:	6,000,000
Price per share:	156.187p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 75,000,000 shares at a cost (including dealing and associated costs) of £119,574,078.

Following the above transaction, Vodafone holds 4,710,893,277 of its ordinary shares in treasury and has 49,109,355,432 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

27 December 2012

RNS:4049U

DIRECTOR DECLARATION

In accordance with Listing Rule 9.6.14(2), Vodafone Group Plc (“Vodafone”) announces that, as announced by Marks and Spencer Group plc (“M&S) on 21 December 2012, Andy Halford, a director of Vodafone, will join the Board of M&S as a Non-Executive Director with effect from 1 January 2013

31 December 2012

RNS:  5034U

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES - Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	28 December 2012
Number of ordinary shares purchased:	9,000,000
Price per share:	155.6806p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 84,000,000 shares at a cost (including dealing and associated costs) of £133,655,390.

Following the above transaction, as at close of business on 28 December 2012, Vodafone held 4,719,889,105 of its ordinary shares in treasury and had 53,820,252,029 ordinary shares in issue (including treasury shares).  Each such ordinary share has one vote per share.  Vodafone had 49,100,362,924 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 49,100,362,924.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

2 January 2013

RNS:  5814U

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES- Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange from Barclays Capital Securities Limited.

Ordinary Shares

Date of purchase:	31 December 2012
Number of ordinary shares purchased:	6,755,000
Price per share:	154.7507p

Vodafone intends to hold the purchased shares in treasury.

Since 10 December 2012, Vodafone has purchased 90,755,000 shares at a cost (including dealing and associated costs) of £144,161,067.

Following the above transaction, as at close of business on 31 December 2012, Vodafone held 4,726,644,105 of its ordinary shares in treasury and had 53,820,252,029 ordinary shares in issue (including treasury shares).  Each such ordinary share has one vote per share.  Vodafone had 49,093,607,924 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 49,093,607,924.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: January 3, 2013	By:	/s/	R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary